June 28, 2006

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated June 16, 2006 relating to the above-referenced filing by the Company and relating to our May 10, 2006 response to the Commission’s April 27, 2006 comment letter. For your convenience, we have listed each comment from your June 16, 2006 letter below, with our response following each such comment.

Exhibit I to this letter is an excerpt from the above-referenced filing with revisions resulting from both our May 10, 2006 response and our responses described below. To facilitate your review of Exhibit I, it is marked to show changes to Exhibit I of our May 10, 2006 letter to the Commission. Future filings of our Form 10-Q and Form 10-K will include disclosures as described below and as indicated in Exhibit I.

Form 10-K for the year ended December 31, 2005

Critical Accounting Policies and Estimates

Medical Claims Payable, page 55

1.	Comment: Refer to your response to our comments 1.a. and 1.b. and paragraphs 8 and 9 of your proposed disclosure. Please clarify in detail in your proposed disclosure to what the increase in completion factors and decrease in claim trends over the period from 2004 to 2005 relates. Quantify the historical increase/decrease in completion/trend factors and the effect the changes had on your liability and results of operations.

Mr. Jim B. Rosenberg	-2-	June 28, 2006

Response: In response to your comment as to what the increase in completion factors and decrease in claims trends over the period from 2004 to 2005 relates, we have moved certain disclosure from Paragraph 14 on page EI-5 of Exhibit I to Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I to clarify the disclosures relating to our completion and trend factors. In addition, we have added language quantifying the 2% change in completion factors in Paragraph 8 on page EI-2 of Exhibit I, and language quantifying the 10% change in trend factors in Paragraph 9 on page EI-3 of Exhibit I. Finally, we have added disclosure in Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I indicating that the impact of variations in completion factors was $252.9 million and variations in trend factors was $402.7 million between December 31, 2004 and December 31, 2005. The aggregate impact of these variations was $655.6 million, representing “incurred related to prior years” redundancy in the December 31, 2004 estimate and included in the statement of income for the year ended December 31, 2005.

2.	Comment: Refer to your response to our comment 1.c. and paragraphs 8 and 9 of your proposed disclosure. Please clarify to what the 2% and 10% variance of the completion and trend factors, respectively, relates and quantify the impact to your liability and operations.

Response: We have added disclosure to Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I to clarify to what the 2% and 10% variance of the completion and trend factors, respectively, relates. In addition, we have added disclosure to Paragraphs 8 and 9 on pages EI-2 and EI-3 of Exhibit I to quantify the potential impact of the 2% and 10% variance of the completion and trend factors, respectively.

3.	Comment: Refer to paragraphs 3 and 5 of your proposed disclosure. Please reconcile the statement from paragraph 3 of your proposed disclosure that “the methods and assumptions are not changed as reserves are recalculated, rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability” to the discussion in paragraph 5 of your proposed disclosure that indicates that you “regularly review our assumptions regarding claim liabilities and make adjustments to benefits expense when necessary.”

Response: To clarify the relationship of disclosures in Paragraph 3 on page EI-1 of Exhibit I and Paragraph 5 on page EI-2 of Exhibit I, we have added disclosure to Paragraph 5 on page EI-2 of Exhibit I to indicate assumptions are regularly reviewed and set when claim reserves are initially established and adjustments are made to the liability and benefit expense when subsequent paid claims activity indicates adjustments are needed.

Mr. Jim B. Rosenberg	-3-	June 28, 2006

4.	Comment: Refer to your response to our comment 1.d. and your proposed disclosure. We believe that if claims have been processed through your system, then those claims should be more reliable than claims incurred but not reported or processed. Please provide the amount of claims processed but not paid separately from IBNR.

Response: We have further clarified our disclosure in Paragraph 1 on page EI-1 of Exhibit I to indicate that incurred but not paid claims include (1) an estimate for claims that are incurred but not reported as well as claims reported to us but not yet processed through our systems; and (2) claims reported to us and processed through our systems but not yet paid.

We have added disclosure in Paragraph 1 on page EI-1 of Exhibit I that provides the amount of claims reported to us and processed through our systems but not yet paid at December 31, 2005. Amounts processed through our systems but not yet paid at any given period end approximate 1% to 3%, on average, of our medical claims payable liability. The level of claims payable processed through our systems but not yet paid may fluctuate from one period end to the next due to timing of when claim payments are made.

Mr. Jim B. Rosenberg	-4-	June 28, 2006

*    *    *    *    *

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at
317/488-6770.

Very truly yours,

/s/ Wayne S. DeVeydt Wayne S. DeVeydt
Senior Vice President and Chief Accounting Officer

Copy to:	Larry C. Glasscock
Chairman, President and Chief Executive Officer

David C. Colby
Executive Vice President and Chief Financial Officer

Exhibit I

Excerpt from WellPoint, Inc. 2005 Form 10-K as filed with the Commission on February 23, 2006 with paragraph numbers added and with marked changes to show illustrative disclosure-type responses to the

Commission’s comment letters dated June 16, 2006 and April 27, 2006

(Revisions marked to Exhibit I to WellPoint’s May 10, 2006 letter in response to the Commission’s April 27, 2006 comment letter)

Medical Claims Payable

1. The most judgmental accounting estimate in our consolidated financial statements is our liability for medical claims payable. At December 31, 2005, this liability was $4,923.4 million and represented 19% of our total consolidated liabilities. We record this liability and the corresponding benefit expense for incurred but not paid claims, including the estimated costs of processing such claims. Incurred but not paid claims include (1) an estimate for claims that are incurred but not reported, ~~and~~as well as claims reported to us but not yet processed through our systems ~~or paid~~, which approximated 99%, or $4,861.3 million of our total medical claims liability as of December 31, 2005; and (2) claims reported to us and processed through our systems but not yet paid, which approximated 1%, or $62.1 million, of the total medical claims liability as of December 31, 2005. The level of claims payable processed through our systems but not yet paid may fluctuate from one period end to the next, from 1% to 3% of our total medical claims liability, due to timing of when claim payments are made. Liabilities for both claims incurred but not reported and reported but not yet processed through our systems ~~or paid~~ are determined in aggregate employing actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. Actuarial Standards of Practice require that the claim liabilities be adequate under moderately adverse circumstances. We determine the amount of the liability for incurred but not paid claims by following a detailed actuarial process that entails using both historical claim payment patterns as well as emerging medical cost trends to project our best estimate of claim liabilities. Under this process, historical data of paid claims is formatted into “claim triangles,” which compare claim incurred dates to the dates of claim payments. This information is analyzed to create “completion factors” that represent the average percentage of total incurred claims that have been paid through a given date after being incurred. Completion factors are applied to claims paid through the financial statement date to estimate the ultimate claim expense incurred for the current period. Actuarial estimates of incurred but not paid claim liabilities are then determined by subtracting the actual paid claims from the estimate of the ultimate incurred claims.

2. For the most recent incurred months (generally the most recent two months), the percentage of claims paid for claims incurred in those months is generally low. This makes the completion factor methodology less reliable for such months. Therefore, incurred claims for recent months are not projected from historical completion and payment patterns; rather they are projected by estimating the claims expense for those months based on recent claims expense levels and health care trend levels, or “trend factors”.

3. Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their knowledge and their estimate of emerging impacts to benefit costs and payment speed. Circumstances to be considered in developing our best estimate of reserves include changes in utilization levels, unit costs, mix of business, benefit plan designs, provider reimbursement levels, processing system conversions and changes, claim inventory levels, claim processing patterns, claim submission patterns and operational changes resulting from business combinations. A comparison of prior period liabilities to re-estimated claim liabilities based on subsequent claims development is also considered in making the liability determination. In our comparison of prior year, the methods and assumptions are not changed as reserves are recalculated, rather the availability of additional paid claims information drives our changes in the re-estimate of the unpaid claim liability. To the extent appropriate, changes in such development are recorded as a change to current period benefit expense.

Exhibit I (continued)

4. In addition to incurred but not paid claims, the liability for medical claims payable includes reserves for premium deficiencies, if appropriate. Premium deficiencies are recognized when it is probable that expected claims and administrative expenses will exceed future premiums on existing medical insurance contracts without consideration of investment income. Determination of premium deficiencies for longer duration life and disability contracts includes consideration of investment income. For purposes of premium deficiencies, contracts are grouped in a manner consistent with our method of acquiring, servicing and measuring the profitability of such contracts.

5. We regularly review ~~our~~and set assumptions regarding cost trends and utilization when initially establishing claim liabilities.  ~~and make adjustments to~~ We continually monitor and adjust the claims liability and benefit expense based on subsequent paid claims activity. ~~when necessary.~~ If it is determined that our assumptions regarding cost trends and utilization are significantly different than actual results, our income statement and financial position could be impacted in future periods. Adjustments of prior year estimates may result in additional benefit expense or a reduction of benefit expense in the period an adjustment is made. Further, due to the considerable variability of health care costs, adjustments to claim liabilities occur each quarter and are sometimes significant as compared to the net income recorded in that quarter. Prior year development is recognized immediately upon the actuary’s judgment that a portion of the prior year liability is no longer needed or that additional liability should have been accrued. That determination is made when sufficient information is available to ascertain that the re-estimate of the liability is accurate and will not fluctuate significantly with future development.

6. While there are many ~~assumptions~~factors that are ~~made~~used as a part of the estimation of ~~the incurred but not paid claims~~ our medical claims payable liability, the two key assumptions having the most significant impact on ~~the~~ our incurred but not paid liability as of December 31, 2005 are the completion and trend factors. ~~used in developing the incurred but unpaid claim liability.~~ As discussed above, these two key assumptions can be influenced by other operational variables including system changes, provider submission patterns and business combinations.

7. There is variation in the reasonable choice of completion factors, by duration for durations of three months through 12 months when the completion factors have the most significant impact. As previously discussed, completion factors tend to be less reliable for the most recent months and therefore, are not specifically utilized for months one and two. At December 31, 2005, the variability in months three to five was estimated to be between 40 and 70 basis points, while months six through twelve have much lower variability ranging from 10 to 20 basis points.

8. ~~The difference in the reasonable completion factors that could be used results in possible variations in the incurred but not paid claim liability of 2%, depending on the completion factor used.~~ Over the period from December 31, 2004 to December 31, 2005, ~~selected~~ completion factors have ~~generally~~ increased. With consideration of claim payments through December 31, 2005, the completion factors used to determine the incurred but not paid claim liability estimate for the December 31, 2004 valuation period have developed higher than those used at December 31, 2004, primarily because we are receiving claims information from our providers more timely as a result of increased electronic submissions. This resulted in approximately $252.9 million of redundancy in the December 31, 2004 estimate and included in the statement of income for the year ended December 31, 2005. This continued increase has been taken into consideration when determining the completion factors used in establishing the December 31, 2005 incurred but not paid claim liability by choosing factors that reflect the more recent experience. The difference in completion factor assumptions, assuming moderately adverse experience, results in variability of 2%, or approximately $100.0 million, in the December 31, 2005 incurred but not paid claim liability, depending on the completion factors chosen. In 2003, results presented represent the former Anthem, Inc. on a stand alone basis. Due to the acquisition of WHN at the end of 2004, these periods are not on a comparable basis. Therefore, changes in assumptions from 2003 to 2004 are not meaningful in comparing these periods. It is important to note that the completion factor methodology inherently assumes that historical completion rates will be reflective of the current period. However, it is possible that the actual completion rates for the current period will develop differently from historical patterns and therefore could fall outside the possible variations described herein.

Exhibit I (continued)

9. The other major assumption used in the establishment of the December 31, 2005 incurred but not paid claim liability was the trend factors used in determining the claims expense per member per month for the most recent two incurral months. At December 31, 2005, there was a 750 basis point differential in the ~~reasonable~~ high and low trend factors assuming moderately adverse experience. This range of trend factors would imply variability of 10%, or approximately $500.0 million, in the incurred but not paid claims liability, depending upon the trend factor used. Over the period from 2004 to 2005, claim trends have declined. As we look at the year-over-year claim trend for the prior period (November and December 2004) compared to the current period (November and December 2005), the trend generated by our reserve models has declined. However, claim trends observed based upon subsequent claim runout were lower than anticipated in the assumptions used to estimate medical claims payable at December 31, 2004. This decline was due to moderating outpatient service trends and declines in pharmacy benefit cost trend. This difference between the trends assumed in establishing the December 31, 2004 medical claims payable, and the trend observed based upon subsequent claims runout, resulted in approximately $402.7 million of redundancy in the December 31, 2004 estimate and included in the statement of income for the year ended December 31, 2005. Because historical trend factors are often not representative of current claim trends, the trend experience for the most recent six to nine months, plus knowledge of recent events likely affecting current trends, have been taken into consideration in establishing the incurred but not paid claim liability at December 31, 2005. In general, the trend factors used in our reserve models are lower than those used in recent periods.

10. As summarized below, Note 10 to our audited consolidated financial statements for the year ended December 31, 2005 included in this Form 10-K provides historical information regarding the accrual and payment of our medical claims liability. Components of the total incurred claims for each year include amounts accrued for current year estimated claims expense as well as adjustments to prior year estimated accruals. In Note 10 to our audited consolidated financial statements, the line labeled “incurred related to prior years” accounts for those adjustments made to prior year estimates. The impact of any reduction of “incurred related to prior years” claims may be offset as we establish the estimate of “incurred related to current year”. Our reserving practice is to consistently recognize the actuarial best estimate of our ultimate liability for our claims. When we recognize a release of the redundancy, we disclose the amount that is not in the ordinary course of business, if material. We believe we have consistently applied our methodology in determining our best estimate for unpaid claims liability at each reporting date.

Exhibit I (continued)

11. A reconciliation of the beginning and ending balance for medical claims payable for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Years Ended December 31
(In millions)	2005	2004	2003
Gross medical claims payable, beginning of period	$4,202.0	$1,841.7	$1,800.0
Ceded medical claims payable, beginning of period	(31.9)	(8.7)	(2.8)

Net medical claims payable, beginning of period	4,170.1	1,833.0	1,797.2

Business combinations and purchase adjustments	784.5	2,394.4	(20.6)

Net incurred medical claims:
Current year	33,471.0	15,452.6	12,374.2
Prior years (redundancies)	(655.6)	(172.4)	(226.2)

Total net incurred medical claims	32,815.4	15,280.2	12,148.0

Net payments attributable to:
Current year medical claims	29,532.5	12,556.3	10,598.3
Prior years medical claims	3,341.8	2,781.2	1,493.3

Total net payments	32,874.3	15,337.5	12,091.6

Net medical claims payable, end of period	4,895.7	4,170.1	1,833.0
Ceded medical claims payable, end of period	27.7	31.9	8.7

Gross medical claims payable, end of period	$4,923.4	$4,202.0	$1,841.7

Current year medical claims paid as a percent of current year net incurred medical claims	88.2%	81.3%	85.6%

Prior year redundancies in the current period as a percent of prior year net medical claims payable less prior year redundancies in the current period	18.7%	10.4%	14.4%

Prior year redundancies in the current period as a percent of prior year net incurred medical claims	4.2%	1.4%	2.3%

12. Amounts incurred related to prior years vary from previously estimated liabilities as the claims are ultimately settled. Liabilities at any year end are continually reviewed and re-estimated as information regarding actual claims payments, or runout, becomes known. This information is compared to the originally established year end liability. Negative amounts reported for incurred related to prior years result from claims being settled for amounts less than originally estimated. The prior year redundancy of $655.6 million shown in the table above and in Note 10 to our audited consolidated financial statements for the year ended December 31, 2005, represents an estimate based on paid claim activity from January 1, 2005 to December 31, 2005. Medical claim liabilities are usually described as having a “short tail”, which means that they are generally paid within several months of the member receiving service from the provider. Accordingly, the majority, or approximately 87%, of the $655.6 million redundancy relates to claims incurred in calendar year 2004, with the remaining 13% related to claims incurred in 2003 and prior.

13. The ratio of current year paid as a percent of current year incurred was 88.2% for 2005, 81.3% for 2004, and 85.6% for 2003. The 2004 ratio was impacted by having only one month of medical claims incurred and paid during 2004 for the former WHN. If the former WHN had not been included during 2004, current year medical claims paid would have been $12,170.8 million, current year net incurred medical claims would have been $13,942.8 million and the adjusted ratio would have been approximately 87.3% for 2004. Comparison of the 2005 ratio of 88.2%, the adjusted 2004 ratio of 87.3% and the 2003 ratio of 85.6% indicate that we are paying claims faster. The increase is primarily attributable to improved processes and ~~electronic connectivity with~~ our provider networks submitting claims information to us more timely as a result of increased electronic submissions. The result of these changes is an enhanced ability to adjudicate and pay claims more quickly.

Exhibit I (continued)

14. We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred claims payable less prior year redundancies in the current period in order to demonstrate the development of the prior year reserves. This metric was 18.7% for 2005, 10.4% for 2004 and 14.4% for 2003. As discussed previously, ~~T~~the 830 basis point increase in this metric for 2005 was caused by actual completion factors and claim trends differing from the assumptions used to support our best estimate of the incurred but not paid claim liability of the prior period. ~~The actual completion factors on the 2004 calendar year developed faster than anticipated primarily because our providers are using electronic connectivity at an increasing rate. Additionally, actual claim trends were decreasing faster than anticipated in our assumptions used to estimate medical claims payable because of moderating outpatient service trends and declines in pharmacy benefit cost trend.~~

15. We calculate the percentage of prior year redundancies in the current period as a percent of prior year net incurred medical claims to indicate the percentage of redundancy included in the preceding year calculation of current year net incurred medical claims. We believe this calculation indicates the reasonableness of our prior year estimation of incurred medical claims and the consistency of our methodology. This metric was 4.2% for 2005, 1.4% for 2004 and 2.3% for 2003. This ratio is calculated using the redundancy of $655.6 million, shown above, which represents an estimate based on paid claim activity from January 1, 2005 to December 31, 2005. The 2005 ratio is impacted by having only one month of net incurred medical claims for WHN in 2004. If WHN had been included for the full year 2004 estimated prior year net incurred medical claims would have been $31,281.2 million, and the adjusted ratio would have been approximately 2.1% for the year ended December 31, 2005. The 2.3% ratio for 2003 was impacted by having only five months of net incurred medical claims in 2002 related to the former Trigon Healthcare, Inc. If the former Trigon Healthcare, Inc. had been included for the full year 2002, the ratio would have been approximately 2.0% for 2003.

16. The following table shows the variance between total net incurred medical claims as reported in the above table for each of 2004 and 2003 and the incurred claims for such years had it been determined retrospectively (computed as the difference between “net incurred medical claims – current year” for the year shown and “net incurred medical claims – prior years (redundancies)” for the immediately following year):

	Years Ended December 31
(In millions)	2004	2003
Total net incurred medical claims, as reported	$15,280.2	$12,148.0
Retrospective basis, as described above	14,797.0	12,201.8

Variance	$483.2	$(53.8)

Variance to total net incurred medical claims, as reported	3.2%	(0.4)%

17. Given that our business is primarily short tailed, the variance to total net incurred medical claims, as reported above, is used to assess the reasonableness of our estimate of ultimate incurred medical claims for a given calendar year with the benefit of one year of experience. The 2004 variance of $483.2 million and variance to total incurred medical claims, as reported of 3.2% are impacted by having only one month of total incurred as reported for WHN during 2004 and a full development of WHN activity in the retrospective basis amount. The adjusted variance would be approximately $146.7 million and the variance to total incurred would be approximately 1.0% if the impact of WHN is removed. We expect that substantially all of the development of the 2005 estimate of medical claims payable will be known during 2006. This small variance to total net incurred medical claims, adjusted for the impact of WHN, shows that our estimates of this liability have approximated the actual experience for the years depicted.